UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Summit Therapeutics Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86627T108

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

BAKER HOSTETLER LLP

45 Rockefeller Plaza

New York, New York 10111

(212) 589-4233

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

      1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON MAHKAM ZANGANEH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,793,138
	8	SHARED VOTING POWER 35,089,255
	9	SOLE DISPOSITIVE POWER 1,793,138
	10	SHARED DISPOSITIVE POWER 35,089,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,882,393*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.27%*
14	TYPE OF REPORTING PERSON IN

* The 36,882,393 shares of Common Stock beneficially owned consist of (i) 34,457,893 shares of Common Stock owned in the aggregate by the Mahkam Zanganeh Revocable Trust and the Shaun Zanganeh Irrevocable Trust, (ii) warrants to purchase 1,121,177 shares of Common Stock (exercisable until December 24, 2029), and (iii) options to purchase 1,303,323 shares of Common Stock (exercisable beginning on December 31, 2020 and exercisable until November 11, 2030). Of the warrants to purchase 1,121,177 shares of Common Stock, 489,815 are held individually by Dr. Zanganeh, and 315,681 are held by each of the Mahkam Zanganeh Revocable Trust and the Shaun Zanganeh Irrevocable Trust. The options to purchase 1,303,323 shares of Common Stock are held individually by Dr. Zanganeh

2

1	NAME OF REPORTING PERSON MAHKAM ZANGANEH REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 24,889,479 *
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 24,889,479 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,889,479 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.57%*
14	TYPE OF REPORTING PERSON OO

* The 24,889,479 shares of Common Stock beneficially owned consist of 24,573,798 shares of Common Stock and warrants to purchase 315,681 shares of Common Stock.

3

1	NAME OF REPORTING PERSON SHAUN ZANGANEH IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 10,199,776 *
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 10,199,776 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,199,776*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.46%*
14	TYPE OF REPORTING PERSON OO

* The 10,199,776 shares of Common Stock beneficially owned consist of 9,884,095 shares of Common Stock and warrants to purchase 315,681 shares of Common Stock.

4

 The following constitutes the Schedule 13D/A filed by the undersigned (as amended hereby, the “Schedule 13D”).

Item	3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Reporting Persons paid approximately $24,703,396.20 in exchange for 23,527,044 shares of Common Stock issued by the Issuer in the rights offering. The Reporting Persons paid such consideration using trust funds.

Item	4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Issuer commenced a rights offering on February 7, 2023 to raise proceeds of approximately $500 million. The Reporting Persons subscribed for their full basic subscription rights and oversubscription rights available in the rights offering, purchasing shares of Common Stock of the Issuer at a price of $1.05 per share on the same terms as those available to all holders of the Issuer’s Common Stock who received subscription rights in the rights offering.

Item	5. Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on the Issuer’s calculation that it has 697,685,365 shares of Common Stock outstanding on March 7, 2023, as reported in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 9, 2023. As of the close of business on March 8, 2023 through the holding of 34,457,893 shares of Common Stock plus shares underlying the warrants to purchase 1,121,177 shares of Common Stock, (i) Trust I beneficially owned approximately 3.57% of the shares of Common Stock outstanding through the holding of 24,573,798 shares of Common Stock plus shares underlying the warrants to purchase 315,681 shares of Common Stock, (ii) Trust II beneficially owned approximately 1.46% of the shares of Common Stock outstanding through the holding of 9,884,095 shares of Common Stock plus shares underlying the warrants to purchase 315,681 shares of Common Stock, and (iii) Dr. Zanganeh personally beneficially owned(excluding Trust I and Trust II ownership) approximately 0.26% of the Common Stock outstanding through the holding of shares underlying the warrants to purchase 489,815 shares of Common Stock plus shares underlying options to purchase 1,303,323 shares of Common Stock. Dr. Zanganeh, as sole trustee of each Trust, may be deemed to beneficially own in the aggregate 34,457,893 shares of Common Stock, warrants to purchase 1,121,177 shares of Common Stock, and options to purchase 1,303,323 shares of Common Stock. Based on the foregoing, Dr. Zanganeh's beneficial ownership would constitute approximately 5.27% of the Common Stock outstanding.

(b)	Dr. Zanganeh has sole power to vote and direct the disposition of 1,793,138 shares of Common Stock (consisting of the warrant to purchase 489,815 shares of Common Stock and options to purchase 1,303,323 shares of Common Stock, each on an as-exercised basis). By virtue of Dr. Zanganeh’s position as the sole trustee of each Trust, she may be deemed to have the shared power to vote and direct the disposition of 36,882,393 shares of Common Stock in the aggregate (including the warrants and options disclosed herein on an as-exercised basis). Trust I may be deemed to have the shared power to vote and direct the disposition of 24,889,479 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis). Trust II may be deemed to have the shared power to vote and direct the disposition of 10,199,776 shares of Common Stock in the aggregate (including the warrants disclosed herein on an as-exercised basis).
(c)	The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2023

/s/ Mahkam Zanganeh
Mahkam Zanganeh

MAHKAM ZANGANEH REVOCABLE TRUST
SHAUN ZANGANEH IRREVOCABLE TRUST

By:	/s/ Mahkam Zanganeh
Name: Title:	Mahkam Zanganeh Trustee

6

SCHEDULE A

Transactions in the Common Stock During the Past Sixty Days

Type of Security	Securities Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

MAHKAM ZANGANEH REVOCABLE TRUST

Common Stock	16,778,415	$1.05	March 8, 2023

SHAUN ZANGANEH IRREVOCABLE TRUST

Common Stock	6,748,629	$1.05	March 8, 2023